Exhibit 99.1

KANZHUN LIMITED Announces First Quarter 2023 Financial Results

BEIJING, May 24, 2023 – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced its unaudited financial results for the quarter ended March 31, 2023.

First Quarter 2023 Highlights

•	Revenues for the first quarter of 2023 were RMB1,277.5 million (US$186.0 million), an increase of 12.3% from RMB1,137.9 million for the same quarter of 2022.

•	Calculated cash billings[1] for the first quarter of 2023 were RMB1,649.6 million (US$240.2 million), an increase of 27.7% from RMB1,291.5 million for the same quarter of 2022.

•	Average monthly active users (MAU)[2] for the first quarter of 2023 were 39.7 million, an increase of 57.5% from 25.2 million for the same quarter of 2022.

•	Total paid enterprise customers[3] in the twelve months ended March 31, 2023 were 4.0 million, on par with that in the twelve months ended March 31, 2022.

•	Net income for the first quarter of 2023 was RMB32.7 million (US$4.8 million), compared to a net loss of RMB12.2 million for the same quarter of 2022. Adjusted net income[4] for the first quarter of 2023 was RMB245.0 million (US$35.7 million), an increase of 102.3% from RMB121.1 million for the same quarter of 2022.

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, commented, “We are pleased to deliver a strong quarter with revenue growth starting to re-accelerate, driven by robust user growth and a rebound of recruitment demand post-spring festival. Our MAU, revenues, calculated cash billings and multiple other key metrics hit record highs in the quarter. We are confident to maintain this growth momentum and continue delivering solid results in the coming quarters.”

Mr. Phil Yu Zhang, Chief Financial Officer, added, “Our adjusted net income reached RMB245.0 million, representing a 102.3% year-on-year growth, despite the fact that the first quarter is normally a high season for marketing expenses related to strong user growth. This solid profitability mainly resulted from our enhanced brand recognition and improved marketing efficiency, which we also believe will drive our sustainable and quality growth.”

1 Calculated cash billings is a non-GAAP financial measure, derived by adding the change in deferred revenue to revenues. For more information on the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”

2 Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile application in a given month at least once.

3 Paid enterprise customers are defined as enterprise users and company accounts from which we recognize revenues for our online recruitment services.

4 Adjusted net income/loss and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders are non-GAAP financial measures, excluding the impact of share-based compensation expenses. For more information on the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”

First Quarter 2023 Financial Results

Revenues

Revenues were RMB1,277.5 million (US$186.0 million) for the first quarter of 2023, representing an increase of 12.3% from RMB1,137.9 million for the same period in 2022.

•	Revenues from online recruitment services to enterprise customers were RMB1,260.1 million (US$183.5 million) for the first quarter of 2023, representing an increase of 11.8% from RMB1,127.3 million for the same period in 2022. This increase was mainly driven by the user growth and recovery of recruitment demand after spring festival.

•	Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB17.5 million (US$2.5 million) for the first quarter of 2023, representing an increase of 65.1% from RMB10.6 million for the same period in 2022, mainly benefiting from expanded user base.

Operating cost and expenses

Total operating cost and expenses were RMB1,373.7 million (US$200.0 million) for the first quarter of 2023, representing an increase of 19.9% from RMB1,146.1 million for the same period of 2022. Total share-based compensation expenses were RMB212.3 million (US$30.9 million) for the first quarter of 2023, representing an increase of 59.4% from RMB133.2 million for the same period of 2022.

•	Cost of revenues was RMB247.2 million (US$36.0 million) for the first quarter of 2023, representing an increase of 39.4% from RMB177.3 million for the same period of 2022, primarily due to increases in server and bandwidth cost and payment processing cost.

•	Sales and marketing expenses were RMB628.8 million (US$91.6 million) for the first quarter of 2023, representing an increase of 20.4% from RMB522.4 million for the same period of 2022, primarily due to increases in expenses related to sales employee compensations and user acquisition.

•	Research and development expenses were RMB333.1 million (US$48.5 million) for the first quarter of 2023, representing an increase of 14.6% from RMB290.7 million for the same period of 2022, primarily due to an increase in share-based compensation expenses.

•	General and administrative expenses were RMB164.6 million (US$24.0 million) for the first quarter of 2023, representing an increase of 5.7% from RMB155.7 million for the same period of 2022, primarily due to an increase in share-based compensation expenses.

Loss from operations

Loss from operations was RMB77.3 million (US$11.3 million) for the first quarter of 2023, compared to RMB3.3 million for the same period of 2022.

Net income/loss and adjusted net income

Net income was RMB32.7 million (US$4.8 million) for the first quarter of 2023, compared to a net loss of RMB12.2 million for the same period of 2022.

Adjusted net income was RMB245.0 million (US$35.7 million) for the first quarter of 2023, representing an increase of 102.3% from RMB121.1 million for the same quarter of 2022.

Net income/loss per ADS and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders for the first quarter of 2023 were RMB0.08 (US$0.01) and RMB0.07 (US$0.01), respectively, compared to basic and diluted net loss per ADS of RMB0.03 in the same period of 2022.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders4 for the first quarter of 2023 were RMB0.57 (US$0.08) and RMB0.54 (US$0.08), respectively, compared to adjusted basic and diluted net income per ADS of RMB0.28 and RMB0.26, respectively, in the same period of 2022.

Net cash provided by operating activities

Net cash provided by operating activities was RMB543.9 million (US$79.2 million) in the first quarter of 2023, representing an increase of 85.0% from RMB294.0 million in the same period of 2022.

Cash position

Balance of cash and cash equivalents and short-term investments was RMB13,456.1 million (US$1,959.4 million) as of March 31, 2023.

Share Repurchase Program

In March 2023, the Company’s board of directors authorized a new share repurchase program under which the Company may repurchase up to US$150 million of its shares (including in the form of ADSs) over the next 12 months.

Outlook

For the second quarter of 2023, the Company currently expects its total revenues to be between RMB1.43 billion and RMB1.46 billion, representing a year-on-year increase of 28.6% to 31.3%. This forecast reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 8:00AM U.S. Eastern Time on Wednesday, May 24, 2023 (8:00PM Beijing Time on Wednesday, May 24, 2023) to discuss the financial results.

Participants are required to pre-register for the conference call at:

https://register.vevent.com/register/BI046c9777bdf4411b8a395b15e5c64a31

Upon registration, participants will receive an email containing participant dial-in numbers and unique personal PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the exchange rate of RMB6.8676 to US$1.00 on March 31, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as calculated cash billings, adjusted net income/loss, adjusted net income/loss attributable to ordinary shareholders, adjusted basic and diluted net income/loss per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company derives calculated cash billings by adding the change in deferred revenue to revenues. The Company uses calculated cash billings to measure and monitor sales growth because the Company generally bills its paid enterprise customers at the time of sales, but may recognize a portion of the related revenue ratably over time. The Company believes calculated cash billings provides valuable insights into the cash generated from sales and is a valuable measure for monitoring service demand and financial performance. The Company defines adjusted net income/loss and adjusted net income/loss attributable to ordinary shareholders by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP financial measures. The Company believes that these non-GAAP financial measures help identify underlying trends in the business that could otherwise be distorted by the effect of certain expenses and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP, and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for most directly comparable GAAP financial measures. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	1,127,318	1,260,057	183,479
Others	10,562	17,489	2,547
Total revenues	1,137,880	1,277,546	186,026
Operating cost and expenses
Cost of revenues(1)	(177,348)	(247,164)	(35,990)
Sales and marketing expenses(1)	(522,374)	(628,838)	(91,566)
Research and development expenses(1)	(290,739)	(333,068)	(48,498)
General and administrative expenses(1)	(155,687)	(164,586)	(23,966)
Total operating cost and expenses	(1,146,148)	(1,373,656)	(200,020)
Other operating income, net	5,009	18,811	2,739
Loss from operations	(3,259)	(77,299)	(11,255)
Investment income	9,274	51,611	7,515
Financial income, net	3,677	75,782	11,035
Foreign exchange loss	(442)	(1,099)	(160)
Other (expenses)/income, net	(8,854)	5,642	822
Income before income tax expenses	396	54,637	7,957
Income tax expenses	(12,568)	(21,974)	(3,200)
Net (loss)/income	(12,172)	32,663	4,757
Net (loss)/income attributable to ordinary shareholders	(12,172)	32,663	4,757

Net (loss)/income	(12,172)	32,663	4,757
Other comprehensive loss
Foreign currency translation adjustments	(44,243)	(139,928)	(20,375)
Total comprehensive loss	(56,415)	(107,265)	(15,618)

Weighted average number of ordinary shares
—Basic	869,631,088	865,986,168	865,986,168
—Diluted	869,631,088	907,404,032	907,404,032
Net (loss)/income per ordinary share attributable to ordinary shareholders
—Basic	(0.01)	0.04	0.01
—Diluted	(0.01)	0.04	0.01
Net (loss)/income per ADS* attributable to ordinary shareholders
—Basic	(0.03)	0.08	0.01
—Diluted	(0.03)	0.07	0.01

* Each ADS represents two Class A ordinary shares.

(1)	Include share-based compensation expenses as follows:

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
Cost of revenues	7,719	10,610	1,545
Sales and marketing expenses	29,330	60,463	8,804
Research and development expenses	57,415	90,674	13,203
General and administrative expenses	38,762	50,544	7,360
	133,226	212,291	30,912

KANZHUN LIMITED

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2022	March 31, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	9,751,824	6,254,572	910,736
Short-term investments	3,458,089	7,201,542	1,048,626
Accounts receivable, net	9,862	13,236	1,927
Amounts due from related parties	5,714	11,167	1,626
Prepayments and other current assets	600,773	476,080	69,323
Total current assets	13,826,262	13,956,597	2,032,238
Non-current assets
Property, equipment and software, net	691,036	749,414	109,123
Intangible assets, net	10,251	9,712	1,414
Goodwill	5,690	5,690	829
Right-of-use assets, net	289,628	279,463	40,693
Other non-current assets	4,000	4,000	582
Total non-current assets	1,000,605	1,048,279	152,641
Total assets	14,826,867	15,004,876	2,184,879
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	185,297	108,925	15,861
Deferred revenue	2,060,892	2,432,903	354,258
Other payables and accrued liabilities	633,482	393,122	57,243
Operating lease liabilities, current	151,438	150,458	21,908
Total current liabilities	3,031,109	3,085,408	449,270
Non-current liabilities
Operating lease liabilities, non-current	143,591	124,963	18,196
Deferred tax liabilities	11,404	27,099	3,946
Total non-current liabilities	154,995	152,062	22,142
Total liabilities	3,186,104	3,237,470	471,412
Shareholders’ equity
Ordinary shares	564	564	82
Treasury shares	(918,894)	(918,892)	(133,801)
Additional paid-in capital	15,450,389	15,684,295	2,283,810
Accumulated other comprehensive income	695,184	555,256	80,852
Accumulated deficit	(3,586,480)	(3,553,817)	(517,476)
Total shareholders’ equity	11,640,763	11,767,406	1,713,467
Total liabilities and shareholders’ equity	14,826,867	15,004,876	2,184,879

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
Net cash provided by operating activities	294,011	543,910	79,199
Net cash used in investing activities	(243,519)	(3,962,775)	(577,025)
Net cash provided by financing activities	9,104	45,789	6,667
Effect of exchange rate changes on cash and cash equivalents	(44,671)	(124,176)	(18,081)
Net increase/(decrease) in cash and cash equivalents	14,925	(3,497,252)	(509,240)
Cash and cash equivalents at beginning of the period	11,341,758	9,751,824	1,419,976
Cash and cash equivalents at end of the period	11,356,683	6,254,572	910,736

KANZHUN LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
Revenues	1,137,880	1,277,546	186,026
Add: Change in deferred revenue	153,640	372,011	54,169
Calculated cash billings	1,291,520	1,649,557	240,195

Net (loss)/income	(12,172)	32,663	4,757
Add: Share-based compensation expenses	133,226	212,291	30,912
Adjusted net income	121,054	244,954	35,669

Net (loss)/income attributable to ordinary shareholders	(12,172)	32,663	4,757
Add: Share-based compensation expenses	133,226	212,291	30,912
Adjusted net income attributable to ordinary shareholders	121,054	244,954	35,669
Weighted average number of ordinary shares (non-GAAP)
—Basic	869,631,088	865,986,168	865,986,168
—Diluted	922,626,236	907,404,032	907,404,032
Adjusted net income per ordinary share attributable to ordinary shareholders
—Basic	0.14	0.28	0.04
—Diluted	0.13	0.27	0.04
Adjusted net income per ADS attributable to ordinary shareholders
—Basic	0.28	0.57	0.08
—Diluted	0.26	0.54	0.08